

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

October 30, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: <u>Amendments to Form 1</u>

       Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc., and NYSE National, Inc. (collectively, the "Exchanges").

       For Exhibit F, each Exchange is filing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as an a person associated with a member, participant, or subscriber. More specifically, each of the Exchanges is filing the following forms, which have been updated to add boxes for the options markets: the NYSE Pillar Authorized Trader Form, the Pillar Connectivity Questionnaire (CQ), and the Pillar Service Bureau Connection Agreement. In addition, for each of the Exchanges the NYSE Application for Membership has been updated to add the Series 28 as an exam for Principal Operations Officer and Principal Financial Officer.

       If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or <u>martha.redding@theice.com</u>.

Sincerely,

Martha Redding

<u>Enclosures</u>

An Intercontinental Exchange Company

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): **10/30/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   ||||| 20014540

3. Provide the applicant's mailing address (if different):

   11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership   ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/30/20   NYSE Arca, Inc.

(MM/DD/YY)   (Name of applicant)

By: **Martha Redding** Digitally signed by Martha Redding Date: 2020.10.30 09:17:46 -04'00'   Martha Redding, Assistant Secretary

(Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

(Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ S tate of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE Arca, Inc.

October 2020

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

OCTOBER 2020

A complete set of the NYSE Arca, Inc.'s
forms pertaining to application for
membership, participation, or subscription, and
application for approval as a person associated with
a member, participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com.

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(Collectively, "NYSE" or the "Exchanges")

Application for Membership

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐New York Stock Exchange LLC	☐NYSE Chicago	☐NYSE National

☐NYSE American
  ☐Equities
  ☐Options
	☐NYSE Arca
	  ☐Equities
	  ☐Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐New York Stock Exchange LLC	☐NYSE Chicago	☐NYSE National

☐NYSE American
  ☐Equities
  ☐Options
	☐NYSE Arca
	  ☐Equities
	  ☐Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)

Equities	Options

☐Bonds
☐Clearing
☐Floor Broker
  ☐Blueline
☐Institutional Broker
☐Market Maker*
  ☐Electronic Market Maker
  ☐Designated Market Maker ("DMM")
  ☐Electronic Designated Market Maker ("eDMM")
  ☐Lead Market Maker ("LMM")
☐Order Routing
  ☐Proprietary
  ☐Agency
☐Designated Examining Authority ("DEA")
	☐Clearing
	☐Floor Broker
	  ☐Limited Public Business
	☐Market Maker
	  ☐Specialist/eSpecialist
	  ☐Lead Market Maker ("LMM")
	☐Order Routing
	  ☐Proprietary
	  ☐Agency
	☐ DEA

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DEA

☐ NYSE American	☐ NYSE Arca	☐ NYSE Chicago

Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.

APPLICATION TYPE

☐**New Membership Applicant:**
  ☐Applicant is seeking membership to an NYSE Exchange and is not currently a member of any NYSE Exchange
  ☐Applicant is seeking to add a <u>new type of business</u>** to an NYSE Exchange of which they are currently a member
Applicant must submit this completed Application and <u>ALL</u> applicable materials identified in Checklist 1.

☐**Supplemental Membership Applicant:** Applicant is an approved member of at least one NYSE Exchange and is seeking membership to another NYSE SRO to conduct the same business they are currently approved to conduct.
Applicant must submit this completed Application and <u>ALL</u> applicable materials as outlined in Checklist 2.

* Applicants seeking to conduct Market Maker activities may also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.
** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Membership ("Application") to become a member of an NYSE SRO ("Member"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD").

Checklists
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

Application Submission
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE's Client Relationship Services ("CRS") Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

CONTACT INFORMATION

Contact Name: _____ Title: _____

Phone: _____ Contact Email: _____

Billing Contact Name: _____ Title: _____

Billing Contact Phone: _____ Billing Contact Email: _____

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____ Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____ Email: _____

Head Trader

Name: _____ CRD: _____

Phone: _____ Email: _____

SECTION 2 – STATUTORY DISQUALIFICATION ("SD") DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant's Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

_____   _____
Authorized Signatory of the Firm   Date

_____   _____
Print Name of Authorized Signatory of the Firm   Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

_____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.

Each principal must be registered through the FINRA Web CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name:	_____	CRD:	_____
Phone:	_____	Email:	_____

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business*

Name:	_____	CRD:	_____
Phone:	_____	Email:	_____

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings*

Name:	_____	CRD:	_____
Phone:	_____	Email:	_____

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name:	_____	CRD:	_____
Phone:	_____	Email:	_____

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.
** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (if applicable)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name:	_____	CRD:	_____
Phone:	_____	Email:	_____

Signature of Voting Designee: _____

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

_____

Applicant Firm Name

_____   _____

Authorized Signatory of the Firm   Date

_____   _____

Print Name of Authorized Signatory of the Firm   Title

APPLICATION CHECKLIST 1
New Membership Applicant

☐ NYSE Application for Membership (Sections 1-4)

☐ Application for Market Maker Registration (if applicable)
https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf

☐ DEA Applicants only: Exhibit 1

Application Fee* (if applicable):

☐ New York Stock Exchange LLC

☐ NYSE Chicago, Inc.

☐ Signed Master User Agreement:
https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

---

Signed Clearing Letter of Consent, if Applicant is not self-clearing:

☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf

---

☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.

Form U-4 and Fingerprint cards for the following individuals, to be submitted directly to FINRA if not currently available on Web CRD:

☐ Designated supervisors and principals

Financial Documentation:

☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements
☐ Most recent Balance Sheet and Capital Computation
☐ Six-month Profit/Loss Projection
☐ Completed Financial Disclosure Questionnaire, Exhibit 2

☐ All examination reports and corresponding responses from the Applicant for the last two examinations

---

Organizational Documents:

☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

☐ Organization chart showing:

- all entities controlling, controlled by or under common control with Applicant
- indicating the percentage ownership of Applicant by each direct and indirect parent
- identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

---

☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures

☐ Additional Exchange-Specific Requirements (see Application Checklist 3)

* Contact CRS for additional details on payment

APPLICATION CHECKLIST 2
Supplemental Membership Application

☐ Application for Membership (Sections 1-4)

☐ Application for Market Maker Registration (if applicable)
https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf

Application Fee* (if applicable):

☐ New York Stock Exchange LLC

☐ NYSE Chicago, Inc.

☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

Signed Clearing Letter of Consent, if Applicant is not self-clearing:

☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf

☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.

☐ Form U-4 and Fingerprint cards for designated supervisors and principals to be submitted directly to FINRA if not currently available on Web CRD

☐ Organization chart showing:

- all entities controlling, controlled by or under common control with Applicant
- indicating the percentage ownership of Applicant by each direct and indirect parent
- identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

APPLICATION CHECKLIST 3
Additional Exchange Specific Requirements

New York Stock Exchange LLC

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

☐ Exhibit 3

NYSE American

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

NYSE Arca

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

* Contact CRS for additional details on payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

_____   _____
Authorized Signatory of the Firm   Date

_____   _____
Print Name of Authorized Signatory of the Firm   Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant's capital:

_____

_____

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB? ☐ Yes* ☐ No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

_____

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

_____

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement: ☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

_____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued)		12

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE Exchange member firm

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

_____

_____

_____

Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No

Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain:

_____

_____

_____

EXHIBIT 3 REQUIREMENTS FOR NEW YORK STOCK EXCHANGE LLC APPLICANTS ONLY

☐ Provide a written description of the following:

- Principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),

- The nature of the affiliation with Applicant Firm (e.g., parent, subsidiary), and

- The type of business relationships between the Applicant Firm and the affiliates

☐ If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual:

- Nature of their activities with Applicant Firm

- Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities

- Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities

☐ Organizational Documents should incorporate required provisions, as applicable, per New York Stock Exchange LLC Rule 313

- Rule 313.22 – Provisions concerning redemption or conversion

- Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")

If Applicant will be performing New York Stock Exchange LLC Equity Floor Based Business, please answer the following questions.

A. EQUITY FLOOR BROKER BASED BUSINESS		
Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Info Memo 07-43 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf Info Memo 07-44 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf	☐ Yes	☐ No
Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? *(*See New York Stock Exchange LLC Rules 301(e)(1), 353, and 440I)	☐ Yes	☐ No

A. EQUITY FLOOR BROKER BASED BUSINESS (Continued)

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange LLC Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name:	
Mailing Address:	
Phone:	Email:

Does Applicant maintain error and investment accounts?	☐ Yes	☐ No

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange LLC member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange LLC Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange LLC Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE National, Inc.

(Collectively, "NYSE" or the "Exchanges")

Application for Market Maker* Registration

* Includes Market Maker, Lead Market Maker ("LMM"), Designated Market Maker ("DMM"),
Electronic Designated Market Maker ("eDMM"), Specialist and Electronic Specialist ("eSpecialist")

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)	
☐New York Stock Exchange LLC	☐NYSE American
☐NYSE Arca	☐NYSE National

INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**

☐New York Stock Exchange LLC
    ☐Designated Market Maker
	☐NYSE American
	    ☐Options Market Maker
	    ☐Options Specialist
	    ☐Options eSpecialist

☐NYSE American
    ☐Equity Market Maker
    ☐Electronic Designated Market Maker
	☐NYSE Arca
	    ☐Options Market Maker
	    ☐Options Lead Market Maker

☐NYSE Arca
    ☐Equity Market Maker
    ☐Equity Lead Market Maker	

☐NYSE National ☐Equity Market Maker	

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

CONTACT INFORMATION

Contact Name: _____ Title: _____

Phone: _____ Contact Email: _____

Billing Contact Name: _____ Title: _____

Billing Contact Phone: _____ Billing Contact Email: _____

SECTION 2 – NET CAPITAL

Amount: _____ As of Date: _____ Focus Report Line Item: _____

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: _____

SECURITIES

List the number of securities for which your firm requests approval: _____

SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐   Yes   ☐   No

SRO: _____

Operating Capacity: _____

List Securities

SRO: _____

Operating Capacity: _____

List Securities

SRO: _____

Operating Capacity: _____

List Securities

SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

Authorized Signatory of the Firm	Date

Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST

☐ NYSE Application for Membership (including all supplemental documents if required)

☐ Application for Market Maker Registration

☐ Most recent Focus Report

☐ Application for Individual Registration or NRF Designation for each individual Market Maker

☐ Form U4 and fingerprint cards for each individual Market Maker are available on Web CRD

☐ Market Maker Orientation Acknowledgement for individual Equity Market Maker

EXCHANGE-SPECIFIC REQUIREMENTS

New York Stock Exchange LLC DMM Applicants

☐ 1017 filing with FINRA

☐ 123 CAP E Agreement

☐ DLE Agreement

☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures

☐ Rule 103.20 - Net Capital Requirements and DMM Capital System (FINRA provides details to firm)

☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on Web CRD

☐ Firm to provide Reg SHO compliance

☐ 15c3-5 - DMM GUI must accurately handle these requirements

NYSE Arca LMM Applicants

☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

Approved Person ("AP") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC, NYSE American LLC and/or NYSE Arca, Inc. (Collectively, "NYSE" or the "Exchanges")

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, NYSE American Rule 311, NYSE Arca Rule 2.4 and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.

For Applicants associated with firms <u>seeking</u> Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with <u>existing</u> Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Credentialing, Registration, Education and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: _____ Web CRD#: _____

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization: _____ Web CRD#: _____

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurerevieworg@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

    _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

    _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

    _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

_____	_____
Authorized Signatory of the Firm	Date
_____	_____
Print Name of Authorized Signatory of the Firm	Title
_____	
CRD# (If Applicable)	

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(Collectively, "NYSE" or the "Exchanges")

Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION

Individual Registration

To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application and any required Orientation Program, and (iii) submit a Form U4 and fingerprint card to Web CRD requesting the appropriate designation with the NYSE Exchange(s).

NRF Designation

To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to Web CRD.

INDICATE REGISTRATION or NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)	
Equities	**Options**

☐ New York Stock Exchange LLC
   ☐ ME - Designated Market Maker (Series 19 & DMM exam)
   ☐ ME - Floor Broker (Series 19)
   ☐ FL - Floor Clerk (Series 19)
   ☐ FE - Floor Employee
	☐ NYSE American
	   ☐ OM - Market Maker (Series 57)
	   ☐ OM - Floor Broker (Series 57)
	   ☐ OM - Specialist/eSpecialist (Series 57)
	   ☐ FE - Floor Employee
	   ☐ Office Nominee (NRF)

☐ NYSE American
   ☐ MT - Market Maker Authorized Trader (Series 57)*
   ☐ MT - Electronic Designated Market Maker (Series 57)
	☐ NYSE Arca
	   ☐ OM - Market Maker (Series 57)
	   ☐ OM - Floor Broker (Series 57)
	   ☐ OM - LMM (Series 57)
	   ☐ FE - Floor Employee

☐ NYSE Arca
   ☐ MT - Market Maker Authorized Trader (Series 57)*
   ☐ MT - Lead Market Maker (Series 57)*	

☐ NYSE National ☐ MT - Market Maker Authorized Trader (Series 57)*	

☐ NYSE Chicago
   ☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration)
   ☐ Clerk (NRF)
   ☐ Voting Designee (NRF)	

Completed and signed Market Maker Orientation to be submitted

INDIVIDUAL APPLICANT INFORMATION

Applicant Name: _____   CRD: _____

Title/Trading Floor Position: _____   DOB: _____

Phone: _____   Email: _____

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____   CRD: _____

Primary Contact Name: _____   Title: _____

Phone: _____   Email: _____

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through Web CRD
(See above for appropriate registration type for business activity.)

☐   Yes

☐   N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 Web CRD?

☐   Yes

☐   No

☐   N/A (Individual is an NRF)

Individual has passed or been granted a waiver of the required examination

☐   Yes

☐   N/A (No exam requirement)

☐   A Fingerprint Card is available on Web CRD

☐   If applicable, Market Maker Orientation has been completed and is attached

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

- ☐ New York Stock Exchange LLC Equity Floor
- ☐ NYSE American Options Floor
- ☐ NYSE Arca Options Floor

Expected start date:
(if known) _____

Position / Reason for access to the Trading Floor: _____

Badge # (if applicable): _____

Will individual require a Clerk Logon ID?	☐ Yes	☐ No

Is individual currently active on the Exchange Trading Floor?	☐ Yes	☐ No

If no, has individual ever been active on the Exchange Trading Floor in the past? ☐ Yes ☐ No

Enter the last date individual was active on the Trading Floor: _____

New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in last 6 months? ☐ Yes ☐ No

---

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: _____ Date: _____

Member Organization Acknowledgment

Authorized Signatory of Firm: _____

Print Name: _____ Date: _____

Options Trading Permit Request Form

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This form should be used to request an NYSE Arca Options Trading Permit ("OTP") and/or an NYSE American Options Trading Permit ("ATP"). Each OTP or ATP is assigned to a natural person who has met the applicable qualification requirements and designated as an OTP Holder or ATP Holder on behalf of their member organization and must be executed prior to the commencement of trading of that nominee. **Each OTP Holder and/or ATP Holder must complete a separate form.**

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH OTP or ATP	

☐ NYSE Arca
     ☐ Order Sending
     ☐ Clearing Services
     ☐ Market Making
       Number of OTPs requested _____
     ☐ Floor Broker
	☐ NYSE American
	     ☐ Order Sending
	     ☐ Clearing Services
	     ☐ Market Making
	       Number of ATPs requested _____
	     ☐ Floor Broker

Effective date for OTPs or ATPs requested: (Open of business)	

INDIVIDUAL OTP HOLDER/ATP HOLDER INFORMATION
This/these permit(s) will be held in the name of the below individual, hereby established as an OTP Holder/ATP Holder, until further notice.

Name: _____ CRD: _____

Phone: _____ Email: _____

MEMBER ORGANIZATION AUTHORIZED SIGNATORY INFORMATION

Name: _____ CRD: _____

Phone: _____ Email: _____

The member organization acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of the Exchange, the payment of all Exchange fees and charges, and all obligations accruing in the course of the member organization's and the OTP Holder's/ATP Holder's business on the Exchange.

The OTP or ATP issued pursuant to the Exchange's acceptance of this form will be associated with the member organization until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of OTP Holder/ATP Holder

Signature: _____ Date: _____

Phone: _____ Email: _____

Member Organization Acknowledgment

Authorized Signatory of Firm: _____

Print Name: _____ Date: _____

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform").   This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: _____   CRD #: _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

Contact Name: _____   Telephone: _____

Email: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) <u>Reverse Engineering</u>. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. **Compliance**

    (a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

    (b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

    (c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

    (d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. **Change of the Platform**

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. **Ownership**

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. **Information**

    (a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

    (b) <u>Disclosure</u>. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

    (c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

    (d) <u>Limitation</u>. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

    (e) <u>Non-attribution</u>. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. **Disclaimer of Warranty**

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Date: _____

Accepted on behalf of NYSE:

Entity: _____

By (Signature): _____

Name: _____

Title: _____

Date: _____

With Notices To:

User Name: _____

Contact Name: _____

Address: _____

City, State, Zip:_____

Email: _____

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

Contact Name: _____ Title" _____

Phone: _____ Email: _____

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Email: _____

Date: _____

Accepted on behalf of NYSE:

_____
(Entity)

By (Signature): _____

Name: _____

Title: _____

Email: crs@nyse.com

Date: _____

NYSE Arca Options - Designated Give-up Notification Form

1. Options Trading Permit ("OTP") Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Clearing Firms (**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).				Enable Give Up	Disable Give Up
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐
OTP Clearing Firm Name:		OCC #:		☐	☐

OTP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 6.15-O.

OTP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised November 2017

NYSE Arca, Inc.

Application to Become a Lead Market Maker In a Particular NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: _____ SEC #: _____ CRD #: _____ MPID: _____
                                                                                          (If NASDAQ Participant)

Name of Applicant LETP: _____

Business Contact: _____ Business Phone: _____

Business Email: _____

Solicitations for LMM Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: _____ **Phone:** _____ **Email:** _____

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

❑ Organizational Profile

❑ Other SRO affiliations of the Applicant

❑ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each

❑ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:
* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: _____ Symbol: _____

Designated Market Maker Authorized Trader(s) for this security:

Name: _____ CRD #: _____

Name: _____ CRD #: _____

Name: _____ CRD #: _____

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca Retail Liquidity Provider (RLP) Application

Instructions: In order to ensure your Firm's participation in the NYSE Arca Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between NYSE Arca and your Firm, and that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an Approved Equity Trading Permit Holder and Market Maker? *NYSE Arca requires RLP applicants to be registered as Market Makers or Lead Market Makers.*	☐ Yes ☐ No
As a NYSE Arca Member Organization, do you currently have connectivity to route orders to the Exchange?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

Please provide the NYSE Arca Market Maker Authorized Trader IDs that will be used for the RLP program and corresponding symbols you would like assigned to each.* **Please Note:** Only one of your Firm's MM ID's can be designated as the RLP in a given symbol. However, your Firm can use different MM ID's for different symbols.

MM ID:_____ Symbols:_____

MM ID:_____ Symbols:_____

MM ID:_____ Symbols:_____

MM ID:_____ Symbols:_____

* If necessary, applicants may attach a list of MMIDs that will be used for the RLP program and corresponding symbols you would like assigned to each

Please describe the current business structure of the division within your Firm that will become an RLP.

Please attach documentation that will demonstrate your Firm's ability to meet the requirements of an RLP pursuant to NYSE Arca Rule 7.44-E.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca, Inc. - Retail Member Organization Application

Instructions: The completion of this application is required in order for your Firm to participate in the NYSE Arca Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO"), to establish connectivity between NYSE Arca and your Firm, and to ensure that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection. To qualify as an RMO, an ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to NYSE Arca by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE Arca RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple MPIDs?	☐ Yes ☐ No
Please identify all MPIDs that will be used to submit Retail Orders.	
As an NYSE Arca Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
Is this connection enabled to designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID.	☐ Yes
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files, and is not required to be submitted to the NYSE Arca exchange unless requested.	

Please describe the current business structure of the division within your Firm that qualifies you as an RMO.

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44-E (b)(6).

Such WSPs require Applicant to:

    (i)   exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

    (ii) monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

    (i)   obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

    (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca, Inc. (the "Exchange") ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order <u>or a riskless principal order that meets the criteria of FINRA Rule 5320.03</u> that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. <u>The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.</u>

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Authorized Signature:	
Print Name:	
Title:	
Date:	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca Options
Limited Public Customer Business Attestation

The undersigned OTP Holder/OTP Firm, conducting a Limited Public Business in Options pursuant to Rule 6.43(b), agrees to perform the following as a condition of their approval

- OTP Holder or OTP Firm will be required to file Monthly FOCUS Reports;

- OTP Holder or OTP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied;

- OTP Holder or OTP Firm must have an Annual Audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to FINRA Reg. Coordinator on behalf of the Exchange.

- OTP Holder or OTP Firm must maintain P&S blotters, Order Tickets, Account Documentation;

- Amend Form BD on Central Registration Depository (CRD), as necessary;

- Continuing Education Requirements associated with any required licensing must be met.

- OTP Firms Anti-Money Laundering Compliance Program must be updated to adequately addresses the public business conducted (including a Customer Identification Program);

- Requirement to submit an Annual Report to FINRA on behalf of the Exchange, as well as a report to control persons, by April 1 of each year. (NYSE Arca Rule 9.18(G))

OTP Holder _____ CRD# _____

Authorized Signature _____ Date _____

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE Arca Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

NYSE Arca Options Trading Permit (OTP) Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Arca User Agreement found in the NYSE Arca OTP applications located here: https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_OTP_Firm_Application.pdf.

1. Process for adding Connectivity:

- Connectivity Application (CQ) is sent to Client Relationship Services (CRS) at **CRS@nyse.com**.

- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the OTP Holder.

- If a connection is terminated by the OTP Holder, the OTP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:



3. The full text of rules referenced in the NYSE Arca Options Connectivity Application & Questionnaire can be found at
https://www.nyse.com/regulation/nyse-arca

NYSE Arca Connectivity Application & Questionnaire

3. OTP Holder and Contact Information

OTP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): **This row is completed by CRS only**	**OTP ID** **Connection(s)**
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com:** https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf	☐ Routing orders to NYSE Arca ☐ Clearing functions ☐ Billing functions ☐ New technology provider ☐ Other (explain):_____
Is this connection for orders routed by the OTP Holder, or an affiliate or customer of the OTP?	☐ Orders routed by the OTP Holder ☐ Orders routed by an affiliate of the OTP Holder ☐ Orders routed by a customer of the OTP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):_____
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the OTP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:_____ (Provide a separate list if more space is required)

By signing this Connectivity Application:

- **The OTP Holder represents that it has established effective regulatory policies and procedures pursuant to NYSE Arca Rules 9.2-O(b) and 11.18 as applicable, as well as Regulatory Bulletin RB0-07-06, to review for violations of NYSE Arca and federal rules over the order flow that is sent through this connection.**
- **The Applicant Firm confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Applicant Firm attests that the Firm will not provide any direct or sponsored access to the NYSE Arca platforms to any third party through this connection.**
- **The Applicant Firm understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

October 2018

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar.**

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to:	**MPID:**
☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: _____)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	☐ Yes ☐ No _____

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): _____
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:
> A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
> B) ANY OTHER LOSS OR INJURY, OR
> C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

<u>Member Name(s):</u>

_____
User (Service Bureau)

_____   _____
Authorized Signature of User   Name

_____   _____
Title   Date

Please email completed Exhibit to crs@nyse.com.

Session Request Form Pillar

Native Gateway

Session Request Form -- Pillar Native Gateway
For questions regarding this form, please contact Connectivity at connectivity@nyse.com or (212)896-2830 option 2,1.

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*		
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*		
Request Type:	Choose Request Type	
Protocol:	Choose Protocol	# of Drop Copy Sessions
Message Preference:	Choose Message Preference	
Drop Copy Filter:	Choose Drop Copy Filter	
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed		

August 2020

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** *Format:* ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the *IP ranges listed to the left*** *Format:* ***xxx.xxx.xxx.xxx***
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature) _____

Name: _____

Title: _____

Company Name: _____   CRD # _____

Phone: _____

Email Address: _____

Date: _____

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____   State: _____   Zip: _____

Business Phone: _____   CRD #: _____

Please check the applicable market(s) for this request:

☐ **NYSE American**   ☐ **NYSE Arca**   ☐ **NYSE National**

☐ **NYSE**   ☐ **NYSE Arca Options**   ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For Test Session requests, please send competed session form to Technology Member Services at tms@nyse.com** **For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com** **For Pillar session requests, please use this form:** **https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf** **For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.**

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all IDs in provided space If cloning, modifying or removing)			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** *Format:* *xxx.xxx.xxx.xxx /XX*	**Please list the Peering IPs for the *IP ranges listed to the left*** *Format:* *xxx.xxx.xxx.xxx*
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		

Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).			
☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Chicago	

General Information

Firm Name: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____

Authorized Traders

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Authorized Signatory

By (Signature) _____ Date: _____

Print Name: _____

Title: _____

Phone: _____ Email: _____

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

NYSE Arca Options
Authorization or Revocation of Restricted Clearing Number

1. Clearing Firm Information

OTP Clearing Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Clearing Firm Authorizes NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Firms. (**_NOTE_**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).				Enable Give Up	Disable Give Up
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE Arca Options
Clearing Firm Restriction Form

OCC Clearing Firm Information

OTP Clearing Firm Name: _____ CRD#: _____

OCC Number: _____

In accordance with NYSE Arca rules, the OTP Clearing Firm listed above authorizes NYSE Arca to restrict The Options Clearing Corporation ("OCC") number listed above requiring prior authorization for use as a Give-Up on NYSE Arca, LLC.

NOTE: Once an OCC number is marked as restricted, no OTP Firm will be able to use that restricted OCC number unless they are authorized by the OTP Clearing Firm pursuant to the applicable NYSE Arca rule.

Instructions: To authorize or revoke an OTP Firm's use of a restricted OCC number, please submit the Restricted Clearing Number Authorization and Revocation form to crs@nyse.com.

https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Authorization_of_Restricted_Clearing_Number.pdf

By executing this OTP Clearing Firm Restriction Form, the OTP Clearing Firm grants NYSE Arca permission to publish the Clearing Firm's restricted OCC number on NYSE's website for purposes of providing notice to other exchange members that the OTP Clearing Firm's OCC number will not be available for Give Up without Clearing Authorization.

A separate NYSE Arca OTP Clearing Firm Restriction form is required for each OCC number being restricted.

Authorized Signature: _____ Date: _____

Print Name: _____ Title: _____

OTP Clearing Firm Contact Team for Authorization (to be provided to market participants):

Email Address: _____ Phone: _____

Please return to Client Relationship Services via email CRS@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities   ☐ NYSE American Equities   ☐ NYSE National   ☐ NYSE   ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

_____   _____
Member   CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing Member   Managing Member, or Sole Proprietor of Member

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

Please return this form via email to crs@nyse.com.

OPTIONS CLEARING LETTER OF CONSENT
NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below) and is deemed a Letter of Consent, Letter of Guarantee or Letter of Authorization pursuant to the rules of the noted Exchange(s).

Please select below which market(s) this Options Clearing Letter of Consent is to be used for and, if applicable, whether this form is also to be used as:

a) Market Maker Letter of Guarantee between the undersigned Market Maker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.36-O or NYSE American Rule 924NY, or both.

b) Floor Broker Letter of Authorization between the undersigned Floor Broker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.45-O or NYSE American Rule 932NY, or both.

☐ NYSE American Options	☐ NYSE Arca Options
☐ Market Maker Letter of Guarantee	☐ Market Maker Letter of Guarantee
☐ Floor Broker Letter of Authorization	☐ Floor Broker Letter of Authorization

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The term "Member" refers to a registered broker-dealer that is a Trading Permit Holder of one or more Exchange and includes applicants to be a Member of one or more Exchange.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC").

The term "Market Maker Member" refers to a Member with at least one natural person who is registered as a Market Maker on the Exchange(s) pursuant to NYSE Arca Rule 6.33-O or NYSE American Rule 921NY, or both.

The term "Floor Broker Member" refers to a Member with at least one natural person who is registered as a Floor Broker on the Exchange(s) pursuant to NYSE Arca Rule 6.44-O or NYSE American Rule 931NY, or both.

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

_____ _____
Member   CRD#

With respect to Market Maker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility (check all that apply):

☐ For all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Market Maker Member

☐ For all Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Market Maker Member

With respect to Floor Broker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility when the name of the Clearing Member is given up (check all that apply):

☐ For the clearance of all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Floor Broker Member

☐ For the clearance of all Exchange Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Floor Broker Member

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OPTIONS CLEARING LETTER OF CONSENT (CONTINUED)

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

Clearing Member (Broker-Dealer Name)	Member (Broker-Dealer Name)
Clearing Member (OCC Clearing #)	Member (CRD #)
Authorized Signatory of Clearing Member	Authorized Signatory of Member
Print Name / Title	Print Name / Title
Date	Date

Please return this form via email to crs@nyse.com